PENNS WOODS BANCORP, INC.
300 Market Street
P.O. Box 967
Williamsport, Pennsylvania 17703-0967

June 5, 2009

VIA EDGAR

Kathryn McHale, Esquire

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 4561

Washington, D.C. 20549-4561

Re:	Penns Woods Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
(Filed March 13, 2009)
Form 8-K (Furnished April 17, 2009)
Form 10-Q for the Quarterly Period Ended March 31, 2009
(Filed May 11, 2009)
File No. 000-17077

Dear Ms. McHale:

We acknowledge receipt of the Staff’s comment letter dated May 21, 2009 on the above-referenced matters.  Pursuant to our conversation with the Staff on June 3, 2009, we confirm that we are in the process of completing the response and understand that we may extend the time to respond to the comment letter until the week of June 15, 2009.

Please contact me at (570) 320-2030 with any questions.

Very truly yours,

/s/ Brian L. Knepp
Brian L. Knepp
Chief Financial Officer